Filed Pursuant to Rule 433
Registration Statement No. 333-159479
Pricing Term Sheet
Allegheny Technologies Incorporated
$500,000,000
5.950% Senior Notes due 2021
This term sheet to the preliminary prospectus supplement dated January 4, 2011 should be read together with the preliminary prospectus supplement before making a decision in connection with an investment in the securities. The information in this term sheet supersedes the information contained in the preliminary prospectus supplement to the extent that it is inconsistent therewith. Terms used but not defined herein have the meaning ascribed to them in the preliminary prospectus supplement.

Issuer:	Allegheny Technologies Incorporated

Security:	5.950% Senior Notes due 2021

Principal Amount:	$500,000,000

Trade Date:	January 4, 2011

Settlement Date:	January 7, 2011 (T+3)

Maturity:	January 15, 2021

Coupon:	5.950%

Public Offering Price:	99.886%

Yield to Maturity:	5.965%

Benchmark Treasury:	2.625% due November 15, 2020

Benchmark Treasury Price:	94-01

Benchmark Treasury Yield:	3.340%

Spread to Benchmark Treasury:	+262.5 bps

Interest Payment Dates:	January 15 and July 15, commencing July 15, 2011

Net Proceeds to Issuer (before expenses):	$496,180,000

Optional Redemption:	Prior to October 15, 2020, greater of par and make whole at Treasury plus 40 basis points; par call on and after October 15, 2020; in each case, plus accrued and unpaid interest to the date of redemption

Special Mandatory Redemption:	If acquisition of Ladish Co., Inc. is not completed on or prior to June 30, 2011, mandatory redemption of 50% of the aggregate principal amount outstanding on a pro rata basis at 102% plus accrued and unpaid interest

Change of Control:	After a “Change of Control Repurchase Event,” the Company will offer to repurchase notes at a price equal to 101% of principal amount, plus accrued and unpaid interest.

Denominations:	$2,000 and integral multiples of $1,000 in excess thereof

CUSIP/ISIN:	01741RAE2 / US01741RAE27

Joint Book-Running Managers:	J.P. Morgan Securities LLC
Citigroup Global Markets Inc.
Morgan Stanley & Co. Incorporated
Merrill Lynch, Pierce, Fenner & Smith Incorporated

Co-Managers:	BNY Mellon Capital Markets, LLC
Credit Suisse Securities (USA) LLC
HSBC Securities (USA) Inc.
PNC Capital Markets LLC
Wells Fargo Securities, LLC
We have filed a registration statement (including a preliminary prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement included in that registration statement and other documents we have filed with the SEC for more complete information about us and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, we or the underwriters will arrange to send you the prospectus if you request it by calling J.P. Morgan Securities LLC collect at 212-834-4533, Citigroup Global Markets Inc. toll-free at 1-877-858-5407, Morgan Stanley & Co. Incorporated toll-free at 1-866-718-1649 or Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-800-294-1322.